LASER PHOTONICS CORPORATION

1101 N. Keller Road, Suite G-2

Orlando, FL 32810

October 2, 2024

Via Edgar Correspondence

Melissa Gilmore, Esq.

Staff Attorney

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Laser Photonics Corp

Form 10-K for the fiscal year ended December 31, 2023

Response dated September 24, 2024

File No. 001-41515

Dear Ms. Gilmore:

Laser Photonics Corporation (the “Company”) is transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 2, 2024, with respect to its financial statements and related matters. The numbered paragraph below corresponds to the numbered comment in that letter. The Staff’s comments are presented in bold italics.

Amendment 2 to Form 10-Q for the quarterly period ended June 30, 2024

General

1. We note your response to prior comment 3. As required, please file the Item 4.02 Form 8-K reporting the errors and restatements in your Form 10-Q for the period ended March 31, 2024 filed on May 15, 2024 and in your Form 10-Q/A for the period ended June 30, 2024 filed on September 24, 2024.

Response: We have filed the Item 4.02 Form 8-K to address this comment.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, CM Law PLLC at (301) 9102030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at wtupuola@laserphotonics.com.

Sincerely,

/s/ Wayne Tupuola
Wayne Tupuola

Cc:	Ernest M. Stern, Esq.